PK KIRK INC

9245 Laguna Springs Drive, Suite 200

Elk Grove, CA 95758

April 19, 2021

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	PK Kirk Inc.
Offering Statement on Form 1-A
Filed February 2, 2021 File No. 024-11436

 Dear Mr. Lopez:

We are in receipt of your comment letter dated April 12, 2021 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff by amending our offering statement.

Item 4. Dilution, page 9

1. We note your revisions to the dilution table in response to comment 1. Please reconcile your reference to "the minimum number of shares in the offering of 1,250,000" to disclosure elsewhere in the filing that indicates there is no minimum amount required to be raised from the shares being offered by the Company.

ANSWER: The Company has revised the Offering Statement as requested by the Staff. Please see Item 4. Dilution. We have provided that section in this response for your convenience.

Item 4. Dilution

If you invest in our shares, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the as adjusted net tangible book value per share of our capital stock after this offering. Our net tangible book value as of December 31, 2020 was $55,014 or $0.00 per share of outstanding common stock.

Our pro forma net tangible book value as of December 31, 2020 was $1,005,014 or $0.03 per share of outstanding capital stock based on the maximum offering amount. Our pro forma net tangible book value per share equals the amount of our total tangible assets less total liabilities, divided by the total number of shares of our Common Stock outstanding, all as of the date specified.

The following table illustrates the per share dilution to new investors discussed above, assuming the sale of 100%, 75%, 50% and 25%.

The following table illustrates this per share dilution:

	1,250,000 Shares Sold 25%	2,500,000 Shares Sold 50%	3,750,000 Shares Sold 75%	5,000,000 Shares Sold 100%
Assumed initial public offering price per ordinary share	$0.20	$0.20	$0.20	$0.20
Net tangible book value per ordinary share as of December 31, 2020	$0.00	$0.00	$0.00	$0.00
Increase in pro forma as adjusted net tangible book value per ordinary share attributable to new investors purchasing ordinary shares in this offering	$0.01	$0.01	$0.02	$0.03
Pro forma as adjusted net tangible book value per ordinary share after this offering	$0.01	$0.01	$0.02	$0.03
Dilution per ordinary share to new investors in this offering	$0.19	$0.19	$0.18	$0.17

Management Discussion and Analysis, page 15

2. We note your response to comment 2 but are unable to locate the revised disclosure.

Please revise accordingly.

ANSWER: The Company has revised the Offering Statement as requested by the Staff. Please see Item 9. Page 17, Management’s Discussion and Analysis of Financial Condition and Results of Operations. We have provided that section in this response for your convenience.

On June 20, 2020, we received an SBA EIDL loan in the amount of $23,400 and on May 20, 2020 we received an SBA PPP loan for $33,575. As of December 31, 2020, there are no remaining CARES Act funds. The Company used 92% of the funds for payroll expenses and the remaining funds were used for operating expenses.

The Company acknowledges that:

•should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Philip Kirkland

Chief Executive Officer